Grupa Hotelowa

Warsaw, 2007-08-24

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

07026832

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 22/2007.
Best regards

Ireneusz Węgłowski

Vice-President

Current report no. 22/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about the receipt, from ING Nationale-Nederlanden, of a notice with a wording as follows below: „Acting by virtue of Article 69 of the Act dated July 29, 2005, on Public Offering as well as the Terms and Conditions of Admittance of Financial Instruments into a Regulated Trading System and Public Companies (official journal "Dz.U." dated September 23, 2005, No 184, item 1539), we hereby inform that as a result of sale of shares in „Orbis" S.A. (hereinafter, the „Company") via transactions at the Warsaw Stock Exchange, cleared on August 22, 2007, the open-end pension fund ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny (hereinafter, the „Fund") is a holder of the Company's shares that represent less than 5% of votes at the Company's Shareholders' Meeting.

Prior to sale of shares, the Fund held 2,500,340 (two million five hundred thousand three hundred forty) shares in the Company, representing 5.43% of the Company's share capital, which carried 2,500,340 (two million five hundred thousand three hundred forty) votes at the Shareholders' Meeting, which accounted for 5.43% of the total number of votes thereat.

As at August 22, 2007, the number of Company's shares at the Fund's securities account equals 242,567 (two hundred forty two thousand five hundred sixty seven), which represents 0.53% of the share capital. These shares carry 242,567 (two hundred forty two thousand five hundred sixty seven) votes at the Shareholders' Meeting of the Company, accounting for 0.53% of the total number of votes thereat.".

END